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2

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

1. Kyushu Matsushita Denki Kabushiki Kaisha
2. Matsushita Seiko Kabushiki Kaisha
3. Matsushita Kotobuki Denshi Kogyo Kabushiki Kaisha
4. Matsushita Denso Shisutemu Kabushiki Kaisha

(Names of Subject Companies)

1. Kyushu Matsushita Electric Co., Ltd.
2. Matsushita Seiko Co., Ltd.
3. Matsushita Kotobuki Electronics Industries, Ltd.
4. Matsushita Graphic Communication Systems, Inc.

(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Matsushita Electric Industrial Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeru Nakatani
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001
New York, New York 10020-2002
(212) 698-1365
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Not applicable.

Item 2. *Informational Legends*

Not applicable.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated January 10, 2002, concerning the proposed exchanges of shares of common stock of Matsushita Electric Industrial Co., Ltd. for shares of common stock of five of its majority-owned subsidiaries (including the four subject companies referred to above)*
B	Press release, dated January 10, 2002, concerning the proposed repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its common stock*
C	Press release, dated January 10, 2002, concerning the business plan of Matsushita Electric Industrial Co., Ltd. for the year ending March 31, 2003*
D	Press release, dated January 29, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above**
E	Press release, dated February 21, 2001, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above***
F	Press release, dated March 20, 2001, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above

* Previously furnished to the Commission as part of Form CB on January 11, 2002.
** Previously furnished to the Commission as part of Form CB on January 29, 2002.
*** Previously furnished to the Commission as part of Form CB on February 20, 2002.

PART III. CONSENT TO SERVICE OF PROCESS

Matsushita Electric Industrial Co., Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 11, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

By: T. Kawakami

Tetsuya Kawakami
Director and Chief Financial Officer

Date: April 5, 2002

EXHIBIT F

National/Panasonic
Corporate Communications Division
1006 Kadoma, Osaka 571-8501 JAPAN
Osaka Tel: 06-6908-1471, Fax: 06-6907-2013
Tokyo Tel: 03-3578-1237, Fax: 03-3437-2776
Matsushita Electric Industrial Co., Ltd.

March 20, 2002

FOR IMMEDIATE RELEASE
Media Contacts: Akira Kadota, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-3437-2776)
Yoshihiro Kitadeya, International PR, Osaka
(Tel: 06-6908-0447, Fax: 06-6907-2013)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its "Panasonic" and "National" brand products, today announced that it has purchased a portion of its own shares in conformity with provisions of Clause 4 of Article 3 of supplementary rules to the amended Japanese Commercial Code.

Details of the share repurchase are as follows:

1. Class of shares: Common stock
2. Period of purchase: Between February 22, 2002 and March 19, 2002
3. Aggregate purchase amount: 37,152,417,000 yen
4. Aggregate number of shares purchased: 22,000,000 shares
5. Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1) The following are the resolutions that were adopted by the Matsushita's Board of Directors on January 10, 2002:
   - Class of shares: Common stock
   - Aggregate purchase amount: Up to 100 billion yen
   - Aggregate number of shares to be purchased: Up to 60 million shares
   - Period to purchase: Between January 11, 2002 and late April 2002

2) Cummulative total of share repurchases between January 11 and March 19, 2002:
   - Aggregate purchase amount: 90,597,935,000 yen
   - Aggregate number of shares purchased: 54,000,000 shares

- more -

3) Share repurchase as provided in the Articles of Incorporation:

- Maximum number of repurchaseable shares as provided in the Articles of Incorporation: 200 million shares
- Total number of shares repurchased until now from the date when the provision was adopted in the Articles of Incorporation: 54 million shares

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

* * * * * * * *

With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)

MEI presently expects that a registration statement will be filed with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended, in connection with the above share exchange, which is related to the share repurchase referred to in this press release, and that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement (if filed), at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement (if filed) will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.

Each of the above four share exchanges (Transaction), which are related to the share repurchase referred to in this press release, involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

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